UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934

BIONIK LABORATORIES CORP.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

000-54717

(Commission File No.)

27-1340346

(IRS Employer Identification No.)

483 Bay Street, N105

Toronto, ON M5G 2C9

(416) 640-7887

(Address and Telephone Number of Registrant)

Approximate Date of Mailing: March 5, 2015

BIONIK LABORATORIES CORP.

(Formerly Drywave Technologies, Inc.)

483 Bay Street, N105

Toronto, ON M5G 2C9

Information Statement Pursuant to Section 14(F) of the

Securities Exchange Act of 1934 And

Securities and Exchange Commission Rule 14f-1

Notice of Change in the

Majority of the Board of Directors

March 4, 2015

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF BIONIK LABORATORIES, CORP.

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock, par value $0.001, of Bionik Laboratories Corp., a Delaware corporation (formerly known as Drywave Technologies, Inc.) pursuant to the requirements of Section 14(f) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the transactions contemplated by our acquisition on February 26, 2015 of Bionik Laboratories Inc., a company existing under the laws of Canada (“Bionik Canada”) (collectively referred to as the “Acquisition Transaction”). Except as otherwise indicated by the context, references in this report to “Company”, “we,” “us” and “our” are references to Bionik Laboratories Corp.

Pursuant to the terms of the Acquisition Transaction, on February 26, 2015 (a) we acquired, through a wholly owned, newly formed subsidiary (“Acquireco”), all of the outstanding shares of common stock of Bionik Canada and we assumed the operations of Bionik Canada; and (b) the shareholders of Bionik Canada entered into a transaction whereby their existing common shares of Bionik Canada were exchanged for a new class of shares (the “Exchangeable Shares”) that are (i) exchangeable for shares of our common stock, which upon exchange of all such exchangeable shares, would equal a number of common shares that constitute in excess of 50% of our issued and outstanding shares of our common stock, and (ii) vote with our common stockholders as a single class on all matters that come before our stockholders.

Effective upon the closing of the Acquisition Transaction, Austin Kibler resigned as the Chief Executive Officer of the Company but was appointed Senior Vice President of the Company, and Peter Bloch and Michael Prywata were appointed as directors of the Company to fill the vacancies created by an increase of our Board of Directors from two members to four members. Effective as of the expiration of the ten day period following the mailing of this information statement required by Rule 14f-1 under the Exchange Act, Austin Kibler and Brian Ray will resign as members of the Board of Directors and Thiago Caires and Dr. Robert Hariri will be appointed to our Board of Directors to fill such vacancies. In addition, our Board of Directors appointed Peter Bloch to serve as our Chief Executive Officer, Michael Prywata to serve as our Chief Operating Officer, Thiago Caires to serve as our Chief Technology Officer and Leslie N. Markow to serve as our Chief Financial Officer, effective immediately upon the closing of the Acquisition Transaction.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing of the information in this Information Statement to our stockholders of record at least ten days prior to the date of a change in a majority of our directors, if such change is not effected at a meeting of our stockholders. We are electing to treat this transaction as a change of control. Accordingly, the resulting change of our directors will not occur until at least ten days following the mailing of this Information Statement. This Information Statement will be available to our stockholders of record at February 13, 2015, on or about the date first shown above.

Please read this Information Statement carefully. It contains certain biographical and other information concerning our executive officers and directors after the completion of the Reverse Merger.

CHANGE OF CONTROL

Upon the consummation of the Acquisition Transaction on February 26, 2015, the Company experienced a change in control. The Acquisition Transaction and related transactions have the following consequences:

•	Bionik Canada became a wholly-owned subsidiary of Acquireco (a wholly-owned subsidiary of the Company), subject to the former shareholders of Bionik Canada owning the Exchangeable Shares;

•	We expanded our Board of Directors to four members and appointed two new directors who are directors of Bionik Canada;

•	Subject to the filing of this Information Statement and Rule 14f-1, our two existing directors will resign and two new directors who are directors of Bionik Canada will be appointed to fill their vacancy;

•	Our Chief Executive Officer and sole officer resigned as such and was appointed as Senior Vice President; and

•	The existing management of Bionik Canada were appointed as our executive officers.

As a result of the Acquisition Transaction, the shareholders of Bionik Canada entered into a transaction whereby their existing common shares of Bionik Canada were exchanged for a new class of shares that are exchangeable for shares of our common stock, which upon exchange of all such Exchangeable Shares, would equal a number of common shares that constitute approximately 78.4% of our issued and outstanding shares as of the date of this Information Statement.

We anticipate that the transaction of issuing the securities to the shareholders of Bionik Canada will be exempt from registration in part based on our reliance upon an exemption from registration pursuant to Section 4(a)(2) under the United States Securities Act of 1933, as amended (the “Securities Act”), and/or Rule 506 promulgated thereunder.

VOTING SECURITIES

Our common stock and the Special Voting Preferred Stock are the two classes of securities that are entitled to vote at a meeting of our stockholders. We are currently authorized to issue up to 10,000,000 shares of blank check preferred stock, $0.001 par value per share, of which a single share of The Special Voting Preferred Stock is currently issued and outstanding. Each share of our common stock entitles the holders thereof to one vote. The single outstanding share of The Special Voting Preferred Stock entitles the holder thereof to a number of votes at any meeting of our stockholders equal to the number of Exchangeable Shares then outstanding. As of February 26, 2015, at the consummation of the Acquisition Transaction, there were effectively 6,000,000 shares of our common stock issued and outstanding. Upon the Acquisition Transaction, we issued one share of The Special Voting Preferred Stock, which as of such date represented the right to vote 50,000,000 shares of our common stock. This does not include an aggregate of 7,735,750 shares of the Company’s common stock which were issued at the closing of the Acquisition Transaction for financing purposes. The intended change of the composition of our Board in connection with the Acquisition Transaction is not subject to a stockholder vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Acquisition Transaction

The following table shows the beneficial ownership of our Common Stock as of February 25, 2015 held by (i) each person known to us to be the beneficial owner of more than five percent (5%) of our Common Stock; (ii) each director; (iii) each executive officer; and (iv) all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of Common Stock subject to options and warrants currently exercisable or which may become exercisable within 60 days of February 25, 2015, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of our Common Stock shown as beneficially owned by them. As of February 25, 2015, we had 96,575,126 shares of common stock issued and outstanding:

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Class

AAK Ventures, LLC (1)	90,257,241	93.46%
Brian Ray (2)	379	*
Austin Kibler (3)	90,257,241	93.46%
All directors, director appointees and executive officers as a group (2 persons)	90,257,620	93.46%

* Less than 1%

(1)	AAK Ventures, LLC is a Delaware limited liability company that is controlled by Austin Kibler. Mr. Kibler has sole voting and investment power over these securities.
(2)	Mr. Ray is a director of the Company.
(3)	Mr. Kibler is our Chief Executive Officer and Director. These shares include shares owned by AAK Ventures, LLC of which Mr. Kibler has sole voting and investment power.

Following the Consummation of the Acquisition Transaction

The following table sets forth the number of shares of our common stock beneficially owned by the following persons or groups after giving effect to the Acquisition Transaction: (i) each person known by us which to be the beneficial owner of more than 5% of our outstanding shares of common stock immediately following the consummation of the Acquisition Transaction; (ii) each of our executive officers and directors, and appointees thereof, immediately following the consummation of the Acquisition Transaction; and (iii) all of our executive officers and directors, and appointees thereof, as a group. The following table assumes that our two existing directors had resigned as of the Acquisition Transaction.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person or a group and the percentage of ownership of that person or group, shares of our common stock subject to options, warrants or any other security currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this Information Statement, are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. In determining the percentages, the following table (i) assumes 13,735,750 shares of our common stock are issued and outstanding, of which 1,905,700 shares of our Common Stock are subject to forfeiture in the event we are unable to raise additional gross proceeds of $3,811,400 in our concurrent private offering of common stock and warrants and (ii) 50,000,000 Exchangeable Shares are issued and outstanding which will represent 50,000,000 votes held by the holder of the single issued and outstanding share of The Special Voting Preferred Stock of the Company. An aggregate of 90,207,241 shares of common stock beneficially owned by AAK Ventures and certain other shares of common stock were cancelled effective as of the date of the Acquisition Transaction as a condition precedent thereof.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	% of Shares of Common Stock Beneficially Owned

Peter Bloch (1)	6,219,520	9.76%
Michal Prywata (1)(2)	7,707,112	12.09%
Thiago Caires (1)(3)	7,707,112	12.09%
Olivier Archambaud (1)	6,581,630	10.33%
Leslie N. Markow (1)(4)	47,187	*
Robert Hariri (5)	145,971	*
Austin Kibler (6)	50,000	*
All directors, director appointees and executive officers as a group (6 persons)	21,876,902	34.29%

* Less than 1%

(1)	Such shares will initially be held as Exchangeable Shares for tax purposes. The Exchangeable Shares will have the following attributes, among others:
•	Be, as nearly as practicable, the economic equivalent of the common stock as of the consummation of the Acquisition Transaction;
•	Have dividend entitlements and other attributes corresponding to the common stock;
•	Be exchangeable, at each holder’s option, for common stock; and
•	Upon the direction of our board of directors, be exchanged for common stock on the 10-year anniversary of the First Closing, subject to applicable law, unless exchanged earlier upon the occurrence of certain events.

The holders of the Exchangeable Shares, through The Special Voting Preferred Stock, will have voting rights and other attributes corresponding to the Common Stock.

(2)	Does not include approximately 160,000 Exchangeable Shares issued or expected to be issued to Mr. Prywata effective as of the closing of the Acquisition Transaction. See “Certain Relationships and Related Transactions.”
(3)	Does not include approximately 160,000 Exchangeable Shares issued or expected to be issued to Mr. Caires effective as of the closing of the Acquisition Transaction. See “Certain Relationships and Related Transactions.”
(4)	Represents options to acquire 47,187 shares of our common stock.
(5)	Includes options to acquire 20,971 shares of our common stock.
(6)	These shares are owned by AAK Ventures, LLC of which Mr. Kibler has sole voting and investment power

DIRECTORS AND EXECUTIVE OFFICERS

Effective as of the closing of the Acquisition Transaction, Austin Kibler resigned as Chief Executive Officer and was appointed Senior Vice President and Peter Bloch and Michal Prywata were appointed as directors of the Company to fill the vacancies created by an increase of our Board of Directors from two to four members. Effective as of the expiration of the ten day period following the mailing of the information statement required by Rule 14f-1 under the Exchange Act, expected to be on or about March 4, 2015, Thiago Caires and Robert Hariri were appointed to our Board of Directors and Messrs. Kibler and Brian Ray resigned as directors. In addition, our Board of Directors appointed Peter Bloch to serve as our Chief Executive Officer, and Chairman of the Board of Directors, Michael Prywata to serve as our Chief Operating Officer, Thiago Caires to serve as our Chief Technology Officer and Leslie N. Markow to serve as our Chief Financial Officer, effective immediately upon the closing of the Acquisition Transaction. It is expected that Mr. Kibler will remain as a Senior Vice President at the Company only until the filing of the Company’s next Annual Report on Form 10-K with respect to the fiscal year ended December 31, 2014 at which time he will resign from this position with the Company.

The following discussion sets forth the information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transactions contemplated by the Acquisition Transaction. If any proposed director listed in the table should become unavailable for any reason, which we do not anticipate, our Board will appoint any substitute nominee or nominees as the Board in its sole discretion deems necessary.

Current Executive Officers and Directors

The following table sets forth certain information regarding our current directors and executive officers:

Name	Age	Position
Austin Kibler	30	Chief Executive Officer and Director
Brian Ray	43	Director

Our executive officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Austin Kibler, age 30, has served as our Chief Executive Officer and member of the Board since March 2013. Mr. Kibler currently serves as the founder and sole member of Crown A Excavating, LLC, a Pennsylvania limited liability company. We believe that Mr. Kibler’s experience working with and operating small businesses qualifies him to serve on the Board.

Brian Ray, age 43, has served as a member of the Board since January 2010 and was the Chief Executive Officer from January 2010 until he resigned in March 2013. Mr. Ray currently is a part owner of LR Properties LLC, which is a real-estate investment and development company. Mr. Ray is also a part owner of Baywind Holdings LLC, which owns SofTouch Dental Care LLC. From 1998 to January 2010, Mr. Ray worked as Senior Consultant with Fuld and Company. Prior to that, Mr. Ray owned several small businesses. Mr. Ray holds a Masters of Organizational Behavior and a bachelor’s degree in Psychology and Business Administration from Brigham Young University. He is also a member of the Society of Competitive Intelligence Professionals. We believe that Mr. Ray’s experience with consulting activities qualifies him to serve on the Board.

Proposed Executive Officers and Directors Following the Acquisition Transaction

Upon the closing of the Acquisition Transaction, the following individuals are expected to serve as members of our Board or serve as our executive officers. Messrs. Caires and Dr. Hariri will be appointed directors only upon to the expiration of the 10 day period commencing on the date of mailing of this Information Statement:

Name	Age	Position
Peter Bloch	55	Chief Executive Officer and Chairman of the Board of Directors
Michal Prywata	23	Chief Operating Officer and Director
Thiago Caires	26	Chief Technology Officer and Director
Leslie N. Markow	54	Chief Financial Officer
Robert Hariri	55	Director
Austin Kibler	30	Senior Vice President

Peter Bloch: Chief Executive Officer and Chairman of the Board of Directors. Mr. Bloch has served as the Company’s Chief Executive Officer since April 2013 and as Chairman of the Board of Directors since February 2014. From April 2012 to April 2013, Mr. Bloch served as our Chief Financial Officer. Mr. Bloch is a Chartered Accountant with a track record of building both public and private technology companies, mainly in the life sciences industry. Mr. Bloch currently serves as a Director of HB Agri Products Inc. since February 2014. From January 2008 to February 2009, Mr. Bloch served as the Chief Financial Officer of Just Energy, a public electricity and gas company. Since December 2011, Mr. Bloch has also served as a Director for Walmer Capital Corp. His past 25 years of executive management experience includes serving as Chief Financial Officer and joint interim CEO of Sanofi Canada Inc., the Canadian affiliate of Sanofi, a global healthcare leader; Chief Financial Officer of Intellivax Inc., a biotechnology company which was sold to GlaxoSmithKline for $1.75 billion; founder of Tribute Pharmaceuticals, a specialty pharmaceutical company; and Chief Financial Officer of Gennum Corporation, a public semiconductor company focused on the TV and medical device market. These companies have ranged in size from start-ups to companies with revenues of over $2 billion. In these roles, Mr. Bloch has secured significant funding for both private and public companies, gained experience with initial public offerings and led a number of acquisitions and partnership transactions.

We believe Mr. Bloch is qualified to serve as Chairman of the Board of Directors due to his public service experience, experience in the biotechnology and pharmaceuticals industries and his business contacts.

Michal Prywata: Chief Operating Officer and Director. Mr. Prywata is the co-founder of Bionik Canada and has served as our Chief Operating Officer since April 2013 and as a Director since March 2011. Mr. Prywata previously served as our Chief Executive Officer from March 2011 to April 2013. Mr. Prywata studied biomedical engineering at Ryerson University with a focus on electronics and software development for medical products. He has a track record of winning technology showcases and inventing technologies that address significant unmet needs and untapped markets. He has spent the past 5 years with Bionik Canada, managing technological advancements, managing day-to-day operations, and developing concepts into products. In addition, Mr. Prywata, together with Mr. Caires, was responsible for raising and securing initial seed capital – subsequent capital raises were done together with Mr. Bloch. Mr. Prywata is the co-inventor of all current intellectual property of the Company.

Mr. Prywata serves as a member of the Board of Directors due to his being a founder of the Company and his current executive position with the Company. We also believe that Mr. Prywata is qualified due to his experience in the medical device industry.

Thiago Caires: Chief Technology Officer and Director Elect. Mr. Caires is the co-founder of Bionik Canada and has served as its chief technical officer since May 2013. He was its President from March 2011 to April 2013, at which time he was appointed Chief Technology Officer. He started his engineering training in Mechatronics at PUC University, Rio de Janeiro, Brazil. Mr. Caires moved to Canada to attend Centennial College where he studied automation and robotics with a focus on robotics and CIM (computer integrated manufacturing). After Centennial College he attended Ryerson University for biomedical engineering where his major focus was on prosthetics. He has a track record of winning technology showcases and inventing technologies that address significant unmet needs and untapped markets. While at Bionik Canada, Mr. Caires was responsible for managing technological advancements and creating the clinical trials strategy for the approvals of its first product. In addition, Mr. Caires, together with Mr. Prywata, was responsible for raising and securing initial seed capital - subsequent capital raises were done together with Mr. Bloch. Mr. Caires is the co-inventor of all of current intellectual property of the Company.

Mr. Caires serves as a member-elect of the Board of Directors due to his being a founder of the Company and his current executive position with the Company. We also believe that Mr. Caires is qualified due to his experience in the medical device industry.

Leslie N. Markow: Chief Financial Officer. Ms. Markow has served as the Company’s part-time Chief Financial Officer since September 2014. She is a CPA CA in Canada, a US CPA (Illinois) and Chartered Director. From 2002 to 2004 and since 2010, Ms. Markow has provided outsourced CFO, controller and financial services on a part-time basis to numerous public and private companies. In addition, in 2012-2013, Ms. Markow was the Chief Financial Officer of Stewardship Ontario, a supply chain operator of Blue Box and Orange Drop Programs for industry in the Province of Ontario. In 2010-2012, Ms. Markow was the Chief Financial Officer of Blue Ocean NutraSciences Inc. (formerly Solutions4CO2 Inc.), a public CO2 solution industrial company. From 2004 to 2010, Ms. Markow was the Director of Client Service for Resources Global Professionals, a Nasdaq-listed global consulting firm. From 1991-2002, she held various positions at SunOpta Inc. a TSX-Nasdaq listed company, which at that time was an industrial technology manufacturer, including as Chief Administrative Officer, Vice-President Regulatory Reporting & Compliance, Chief Financial Officer and Vice-President–Finance and Controller. Ms. Markow started her career in 1983 with predecessors of PricewaterhouseCoopers, ultimately holding a position as Senior Audit Manager in 1991 when she moved to SunOpta Inc. Ms. Markow is a member of the Board of Directors and Chairperson of the Audit Committee of Jemtec Inc., a Canadian public company that sells monitoring hardware and software. She also is a member of Financial Executives Canada, where she is a past National Board Director, Toronto Board Director, Toronto Chapter President and the winner of the Toronto Leadership Award, and is a faculty member of The Directors College, which is a joint venture of McMaster University and The Conference Board of Canada.

Dr. Robert Hariri: Director Elect. Dr. Robert (Bob) Hariri is a surgeon, biomedical scientist and highly successful serial entrepreneur in two technology sectors: biomedicine and aerospace. The Chairman, Founder, Chief Scientific Officer, and former Chief Executive Officer of Celgene Cellular Therapeutics, one of the world’s largest human cellular therapeutics companies, Dr. Hariri has pioneered the use of stem cells to treat a range of life threatening diseases and has made transformative contributions in the field of tissue engineering.

His activities and experience includes academic neurosurgeon at Cornell, businessman, military surgeon and aviator and aerospace innovator. Dr. Hariri has over 90 issued and pending patents, has authored over 100 published chapters, articles and abstracts and is most recognized for his discovery of pluripotent stem cells from the placenta and as a member of the team which discovered the physiological activities of TNF (tumor necrosis factor).

Dr. Hariri was recipient of the Thomas Alva Edison Award in 2007 and 2011, The Fred J. Epstein Lifetime Achievement Award and has received numerous other honours for his many contributions to biomedicine and aviation.

Dr. Hariri also serves on numerous Boards of Directors including Myos Corporation and Provista Diagnostics. Dr. Hariri is an Adjunct Associate Professor of Pathology at the Mount Sinai School of Medicine and a member of the Board of Visitors of the Columbia University School of Engineering & Applied Sciences and the Science & Technology Council of the College of Physicians and Surgeons, and is a member of the scientific advisory board for the Archon X PRIZE for Genomics, which is awarded by the X PRIZE Foundation. Dr. Hariri is also a Trustee of the Liberty Science Center and has been appointed Commissioner of Cancer Research by New Jersey Governor Chris Christie. Dr. Hariri is also a member of the Board of Trustees of the J. Craig Venter Institute.

A jet-rated commercial pilot with thousands of hours of flight time in over 60 different military and civilian aircraft, Dr. Hariri has also produced several feature films as well as documentaries on global societal issues.

We believe Mr. Hariri is qualified to serve as a Director due to his public service experience, experience in the biotechnology and pharmaceuticals industries and his business contacts.

Austin Kibler, age 30, previously served as our Chief Executive Officer and member of the Board from March 2013. Upon the effectiveness of the Acquisition Transaction, Mr. Kibler resigned as Chief Executive Officer and was appointed to serve as Senior Vice President of the Company. Furthermore, he will resign as a director 10 days after the mailing of this Information Statement. Mr. Kibler currently serves as the founder and sole member of Crown A Excavating, LLC, a Pennsylvania limited liability company.

There are no family relationships among any of our current or proposed officers and directors.

Certain Legal Proceedings Involving Directors or Executive Officers

To our knowledge, none of our officers (exiting or proposed) or our directors (existing or proposed) have, during the last ten years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•	been found by a court of competent jurisdiction in a civil action or by the United States Securities and Exchange Commission (the “SEC”) or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CORPORATE GOVERNANCE

Director Independence

We use the definition of “independence” of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship, which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three years was, an employee of the company;

•	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

•	a family member of the director is, or at any time during the past three years was, an executive officer of the company;

•	the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

•	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the company served on the compensation committee of such other entity; or

•	the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Under such definitions, Dr. Robert Hariri is considered an independent director.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Act, requires our executive officers and directors and persons who beneficially own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5, respectively. Executive officers, directors and greater than 10% stockholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by us, and to the best of our knowledge, other than (a) Mr. Kibler, who did not file a Form 3 disclosing the acquisition of certain shares beneficial owned by him or (b) Mr. Ray, who did not file a Form 4 disclosing the disposition of certain shares owned by him, all executive officers, directors and greater than 10% stockholders filed the required reports in a timely manner.

Audit Committee Information

Through the Acquisition Transaction, Company’s Board did not have a separate audit committee or adopt a charter for an audit committee. Given the small size of the Board and the limited number of independent directors over the Company’s history, the Board determined that it was appropriate for the entire Board to act as the audit committee, which resulted in the directors who are also executive officers serving on its audit committee. Furthermore, the Company did not have a financial expert, as that term is defined in Item 407(d)(5) of Regulation S-K, on its Board.

In connection with the Company’s audited financial statements for the fiscal year ended December 31, 2013, the Board, acting as the audit committee, reviewed and discussed the audited financial statements with management; discussed with the Company’s independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board (“PCAOB”) in Rule 3200T; received the written disclosures and the letter from the independent accountant required by applicable requirements of the PCAOB regarding the independent accountant’s communication with the audit committee concerning independence, and discussed with the independent accountant the independent accountant’s independence. Based on the review and reports of the discussions above, the Board, acting as the audit committee, determined to include the audited financial statements in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013.

Subsequent to the Acquisition Transaction, the Board of Directors may form an Audit Committee and adopt a charter therefor.

Nominating Committee

Through the Acquisition Transaction, the Company’s Board did not have a separate nominating committee or adopt a charter for a nominating committee. Given the small size of the Company’s board and the limited number of independent directors over the Company’s history, the Board determined that it was appropriate for the entire Board to act as the nominating committee, which resulted in the directors who are also executive officers serving on its nominating committee. The Company’s Board has never adopted a policy concerning the nomination of directors or consideration of director candidates recommended by security holders. Historically, the Company has identified potential nominees from people known to its directors and officers who had knowledge and experience relevant to the Company’s business.

Subsequent to the Acquisition Transaction, the Board of Directors may form a Nominating Committee and adopt a charter therefor.

Compensation Committee

Through the Acquisition Transaction, the Company’s Board did not have a separate compensation committee or adopt a charter for a compensation committee. Given the small size of the Company’s board and the limited number of independent directors over the Company’s history, the Board determined that it was appropriate for the entire Board to act as the compensation committee. Historically, the Company has never used a compensation consultant.

Subsequent to the Acquisition Transaction, the Board of Directors may form a Compensation Committee and adopt a charter therefor.

Compensation Committee Interlocks and Insider Participation

No member of the Board or executive officer of the Company has served as a member of the Board or compensation committee of any entity that has one or more executive officers serving as a member of the Company’s Board of Directors.

Board Leadership Structure and Role in Risk Oversight

Our Board recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As of the Acquisition Transaction, Mr. Bloch serves as the Chairman of our Board and Chief Executive Officer. We have no policy requiring the combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed, and will continue to allow, our Board the flexibility to establish the most appropriate structure for our company at any given time.

Our current directors are involved in the general oversight of risks that could affect our Company and the proposed directors will continue to evaluate our leadership structure and modify such structure as appropriate based on our size, resources and operations.

Stockholder Communication

Stockholders may communicate with any and all members of the Board by mailing correspondence to:

Bionik Laboratories Corp.

483 Bay Street, N105

Toronto, ON M5G 2C9

Stockholders should clearly specify in each communication the name of the director to whom the communication is directed and that the communication is from a stockholder.

EXECUTIVE COMPENSATION

Until February 26, 2015 and before the consummation of the Acquisition Transaction, we had no full time employees, including our executive officers, as our then business was very small and did not require the services of full-time persons to execute our corporate strategies. From the consummation of the Acquisition Transaction, we have approximately 15 full time employees, including a Chief Executive Officer, a Chief Operating Officer, a Chief Technology Officer and a Chief Financial Officer, in addition to part-time employees and consultants.

Summary Compensation Table

None of Messrs. Kibler, Ray or Lundgreen received any compensation for their services as executive officers of the Company.

The following table sets forth information regarding each element of compensation that was paid or awarded to the named executive officers of Bionik Canada for its fiscal years ended March 31, 2014 and March 31, 2013.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Peter Bloch(1)	2014	-	-	-	-	-	169,996	169.996
	2013	-	-	-	-	-	73,424	73,424
Michael Prywata	2014	157,650	-	-	-	-	-	157,650
	2013	51,362	-	-	-	-	-	51,362
Thiago Caires	2014	157,650	-	-	-	-	-	157,650
	2013	51,362	-	-	-	-	-	51,362
Leslie N. Markow (2)	2014	-	-	-	-	-	-	-
	2013	-	-	-	-	-	-	-

(1)	Mr. Bloch was a consultant to Bionik Canada until August 2014. His consulting income is reflected under All Other Compensation in the table.
(2)	Ms. Markow was hired by Bionik Canada on September 3, 2014.

Outstanding Equity Awards at Fiscal Year-End

Since our incorporation on January 8, 2010 through the Acquisition Transaction, no stock options or stock appreciation rights were granted to any of our directors or executive officers, none of our directors or executive officers exercised any stock appreciation rights, and none of them hold unexercised stock options.

Subsequent to March 31, 2014, Bionik Canada granted options to purchase an aggregate of 990,914 shares of common stock (which are adjusted to account for the Acquisition Transaction and through Exchangeable Shares) to each of Mr. Bloch, Mr. Caires and Mr. Prywata, which options vest on May 27, 2015 and have an exercise price per share of $0.23. On February 17, 2015, Dr. Hariri was granted post acquisition adjusted 62,915 options exercisable at $0.23 and Leslie N. Markow was granted post acquisition adjusted 141,559 options exercisable at $0.23, of which one-third vested immediately and the remaining two-thirds vest over the next two years on the anniversary of the grant.

Director Compensation

None of our directors through the Acquisition Transaction have received any compensation for their services as a director. Our directors as of the Acquisition Transaction are reimbursed for expenses incurred by them in connection with attending board meetings, are eligible for stock option grants but they do not receive any other compensation for serving on the board at this time.

Employment Agreements and Arrangements

We have no employment agreement with any of our executive officers through the Acquisition Transaction. Bionik Canada has entered into employment agreements with our Chief Executive Officer, our Chief Operating Officer, Chief Technology Officer and our Chief Financial Officer.

Peter Bloch

Bionik Canada entered into an employment agreement with Peter Bloch on July 7, 2014, to serve as our Chief Executive Officer, on an indefinite basis subject to the termination provisions described in the agreement. Pursuant to the terms of the agreement, Mr. Bloch receives an annual base salary of CDN$200,000.00, payable semi-monthly in arrears. The salary will increase to US$275,000 per annum upon the closing of the Acquisition Transaction. The salary will be reviewed on an annual basis to determine potential increases based on Mr. Bloch’s performance and that of the Company. Mr. Bloch would also be entitled to receive a target annual cash bonus of 50% of base salary. Mr. Bloch would also be entitled to the vesting of a grant of 990,914 options at $0.23 on May 27, 2015 and he will be eligible for grants of additional options in an amount to be determined at the price of the Acquisition Transaction, upon the closing of the Acquisition Transaction, to vest over three years in equal annual installments.

In the event Mr. Bloch’s employment is terminated as a result of death, Mr. Bloch’s estate would be entitled to receive the annual salary and a portion of the annual bonus earned up to the date of death. In addition, all vested options and warrants as of the date of death would continue in full force and effect, subject to the terms and conditions of the plan.

In the event Mr. Bloch’s employment is terminated as a result of disability, Mr. Bloch would be entitled to receive the annual salary, benefits, a portion of the annual bonus earned up to the date of disability and expenses incurred up to the date of termination.

In the event Mr. Bloch’s employment is terminated by us for cause, Mr. Bloch would be entitled to receive his annual salary, benefits and expenses incurred up to the date of termination.

In the event Mr. Bloch’s employment is terminated by us without cause, he would be entitled to receive 12 months’ pay (salary and bonus) and full benefits, plus one month for each year of service. Furthermore, Mr. Bloch will have six months after termination to exercise all vested options in accordance with the terms of the plan. All unvested options would immediately forfeit upon such notice of termination.

The agreement contains customary non-competition and non-solicitation provisions pursuant to which Mr. Bloch agrees not to compete and solicit with the Company. Mr. Bloch also agreed to customary terms regarding confidentiality and ownership of intellectual property.

Michal Prywata

Bionik Canada entered into an employment agreement with Michal Prywata on July 7, 2014, to serve as our Chief Operating Officer, on an indefinite basis subject to the termination provisions described in the agreement. Pursuant to the terms of the agreement, Mr. Prywata receives an annual base salary of CDN$180,000, payable semi-monthly in arrears. The salary will increase to US$210,000 per annum upon the closing of the Acquisition Transaction. The salary will be reviewed on an annual basis to determine potential increases based on Mr. Prywata’s performance and that of the Company. Mr. Prywata would also be entitled to receive a target annual cash bonus of 30% of base salary, and the vesting of a grant of 990,914 options at $0.23 on May 27, 2015 and he will be eligible for grants of additional options in an amount to be determined at the price of the Acquisition Transaction, upon the closing of the Acquisition Transaction, to vest over three years in equal annual installments. Mr. Prywata is further entitled to a cash and option bonus based on a per patent creation basis, as determined by the Board of Directors.

In the event Mr. Prywata’s employment is terminated as a result of death, Mr. Prywata’s estate would be entitled to receive the annual salary and a portion of the annual bonus earned up to the date of death.. In addition, all vested options and warrants as of the date of death would continue in full force and effect, subject to the terms and conditions of the plan.

In the event Mr. Prywata’s employment is terminated as a result of disability, Mr. Prywata would be entitled to receive the annual salary, benefits, a portion of the annual bonus earned up to the date of disability and expenses incurred up to the date of termination.

In the event Mr. Prywata’s employment is terminated by us for cause, Mr. Prywata would be entitled to receive his annual salary, benefits and expenses incurred up to the date of termination.

In the event Mr. Prywata’s employment is terminated by us without cause, he would be entitled to receive 12 months’ pay and full benefits, plus one month for each year of service. Furthermore, Mr. Prywata will have six months after termination to exercise all vested options in accordance with the terms of the plan. All unvested options would immediately forfeit upon such notice of termination.

The agreement contains customary non-competition and non-solicitation provisions pursuant to which Mr. Prywata agrees not to compete and solicit with the Company. Mr. Prywata also agreed to customary terms regarding confidentiality and ownership of intellectual property.

Thiago Caires

Bionik Canada entered into an employment agreement with Thiago Caires on July 7, 2014, to serve as our Chief Technology Officer, on an indefinite basis subject to the termination provisions described in the agreement. Pursuant to the terms of the agreement, Mr. Caires receives an annual base salary of CDN$180,000, payable semi-monthly in arrears. The salary will increase to US$210,000 per month upon the closing of the Acquisition Transaction. The salary will be reviewed on an annual basis to determine potential increases based on Mr. Caires’s performance and that of the Company. Mr. Caires would also be entitled to receive a target annual cash bonus of 30% of base salary, and the vesting of a grant of 990,914 options at $0.23 at May 27, 2015 and he will be eligible for grants of additional options in an amount to be determined at the price of the Acquisition Transaction, upon the closing of the Acquisition Transaction, to vest over three years in equal annual installments. Mr. Caires is further entitled to a cash and option bonus based on a per patent creation basis, as determined by the Board of Directors.

In the event Mr. Caires’ employment is terminated as a result of death, Mr. Caires’ estate would be entitled to receive the annual salary and a portion of the annual bonus earned up to the date of death. In addition, all vested options and warrants as of the date of death would continue in full force and effect, subject to the terms and conditions of the plan.

In the event Mr. Caires’ employment is terminated as a result of disability, Mr. Caires would be entitled to receive the annual salary, benefits, a portion of the annual bonus earned up to the date of disability and expenses incurred up to the date of termination.

In the event Mr. Caires’ employment is terminated by us for cause, Mr. Caires would be entitled to receive his annual salary, benefits and expenses incurred up to the date of termination.

In the event Mr. Caires’ employment is terminated by us without cause, he would be entitled to receive 12 months’ pay and full benefits, plus one month for each year of service. Furthermore, Mr. Caires will have six months after termination to exercise all vested options in accordance with the terms of the plan. All unvested options would immediately forfeit upon such notice of termination.

The agreement contains customary non-competition and non-solicitation provisions pursuant to which Mr. Caires agrees not to compete and solicit with the Company. Mr. Caires also agreed to customary terms regarding confidentiality and ownership of intellectual property.

Leslie N. Markow

Bionik Canada entered into an employment agreement with Leslie Markow on September 3, 2014 to serve as our Chief Financial Officer, on a part-time basis for on an indefinite basis subject to the termination provisions described in the agreement. The Company expects to renegotiate certain of the terms of the agreement with Ms. Markow. Pursuant to the current terms of the agreement, Ms. Markow receives an annual base salary of CDN$96,000 payable semi-monthly in arrears. The salary will be reviewed on an annual basis to determine potential increases based on Ms. Markow’s performance and that of the Company. Ms. Markow would also be entitled to receive a target annual cash bonus of 30% of base salary, and a grant of options in an amount to be determined at the price of the Acquisition Transaction, upon the closing of the Acquisition Transaction, to vest over three years in equal annual installments.

In the event Ms. Markow’s employment is terminated as a result of death, Ms. Markow’s estate would be entitled to receive the annual salary and a portion of the annual bonus earned up to the date of death. In addition, all vested options and warrants as of the date of death would continue in full force and effect, subject to the terms and conditions of the plan.

In the event Ms. Markow’ employment is terminated as a result of disability, Ms. Markow would be entitled to receive the annual salary, benefits, a portion of the annual bonus earned up to the date of disability and expenses incurred up to the date of termination.

In the event Ms. Markow’s employment is terminated by us for cause, Ms. Markow would be entitled to receive her annual salary, benefits and expenses incurred up to the date of termination.

In the event Ms. Markow’s employment is terminated by us without cause, she would be entitled to receive no more than 9 months’ pay and full benefits. Furthermore Ms. Markow will have six months after termination to exercise all vested options in accordance with the terms of the plan. All unvested options would immediately forfeit upon such notice of termination.

The agreement contains customary non-competition and non-solicitation provisions pursuant to which Ms. Markow agrees not to compete and solicit with the Company. Ms. Markow also agreed to customary terms regarding confidentiality and ownership of intellectual property.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS

AND CERTAIN CONTROL PERSONS

On March 6, 2013, Messrs. Brian Ray and John Lundgreen, the holders of 4,800,000 shares of common stock, representing approximately 93.9% of the issued and outstanding common stock of the Company entered into and performed a securities purchase agreement (“SPA”) pursuant to which 4,773,586 shares were sold to AAK Ventures, LLC, a Delaware limited liability company. Pursuant to the SPA, the shares were sold for aggregate consideration of $298,626. In connection with the SPA: (a) Brian Ray resigned as the Chief Executive Officer and Chief Financial Officer, (b) John Lundgreen resigned as the Secretary and member of the board of directors, and (c) Austin Kibler was appointed to serve as Chief Executive Officer and as a member of the board of Directors. Austin Kibler controls AAK Ventures, LLC.

As of February 26, 2015, as part of the Acquisition Transaction and as contemplated by the SPA, the Company spun off Strategic Dental Alliance, Inc., a Colorado corporation, a wholly-owned subsidiary of the Company and, until the Acquisition Transaction, the holder of certain of the Company’s assets and liabilities, to Messrs. Brian Ray and John Lundgreen, former directors or officers of our Company (subject to the 14F Date).

As of February 26, 2015, as part of the Acquisition Transaction and the resignation of Mr. Kibler as our Chief Executive Officer, we cancelled an aggregate of 90,207,241 shares of the Company’s common stock beneficially owned by AAK Ventures, LLC, which is controlled by Mr. Kibler.

In 2014, Olivier Archambaud, a former director of Bionik Canada, received payments and fees of CDN$233,000 for services rendered to Bionik with respect to a capital raise transaction, which he subsequently converted into 247,778 common shares of Bionik Canada at $0.81 ($0.90 CAD) per share. Subsequent to March 31, 2014, one advance amounting to $85,947 was settled by the issuance of 105,556 pre-transaction common shares to Mr. Archambaud.

As of December 31, 2014, we had aggregate advances repayable by Messrs. Prywata and Caires of $44,986 which bear interest at a prescribed rate of 1% and are repayable on demand in Canadian dollars.

At December 31, 2014, there was $4,220 (March 31, 2014- $16,235) owing to Peter Bloch and $5,930 (March 31, 2014 – Nil) owing to Thiago Caires and Michal Prywata for sums paid by them on behalf of Bionik Canada for certain of its expenses. Subsequent to December 31, 2014, all of such amounts have been repaid.

In connection with a CDN$250,000 loan obtained by Bionik Canada (which loan has been repaid), Bionik Canada agreed to transfer pre-transaction 83,574 common shares to the lenders. In addition, Messrs. Caires and Prywata also transferred 100,000 pre-transaction common shares to the loan holder and this will be reimbursed by the issuance of 320,000 exchangeable shares to Messrs. Caires and Prywata effective as of the date of the Acquisition Transaction.

In order to secure the initial funding of Bionik Canada and to attract key personnel, Messrs. Prywata and Caires, for the benefit of the company, transferred to treasury and to third party individuals an aggregate of 4,816,667 common shares of Bionik Canada beneficially owned by them as co-founders. As a result of the Exchangeable Share Transaction, such transferred shares would represent 15,152,077 Exchangeable Shares. .

Other than the above transactions or as otherwise set forth in this Information Statement or in any reports filed by us with the SEC, including the Current Report on Form 8-K filed by us on March 4, 2015, which discloses in further detail the Acquisition Transaction, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 Regulation S-K. The Company is currently not a subsidiary of any company.

Review and Approval of Related Party Transactions

Until we have a separate audit committee, our entire Board will review all related party transactions. In reviewing and approving related party transactions, the Board will consider, among other things, the relationship of the parties to the Board and the Company in determining that the terms of the related party transactions were consistent with an arms-length transaction and were in the best interests of the Company and its stockholders. In making this determination, the Board will consider the independence of the Company’s management and the Company’s counsel in negotiating the terms of the related party transactions, the overall independence of the Board in reviewing and approving the terms of the related party transactions, the conformity of the terms of the related party transactions with similar deals in the industry and the needs of the Company in relation to funding its ongoing operations. We do not have a written policy regarding specific standards for the consideration of related party transaction, but instead rely upon the expertise of our Board members and their independence in making a determination that is in the best interests of the Company and our stockholders. Subsequent to the Acquisition Transaction, our Board of Directors intends to consider adopting such a policy.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings relating to securities or other proceedings that could have an adverse impact on the Company in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

WHERE CAN YOU FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BIONIK LABORATORIES CORP.

Dated: March 4, 2015	By:	/s/ Peter Bloch
Peter Bloch
Chief Executive Officer